                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-84209


                ADSTAR.COM RESCINDS GRANT OF SPECIAL RIGHTS TO
                               WARRANT HOLDERS

     The special rights previously granted by AdStar to warrant holders to exercise the warrants issuable in its initial public offering at lower exercise prices for limited periods of time have been rescinded. As indicated in the prospectus the warrants remain exercisable at a price of $7.75 commencing on November 5, 1999 and expiring on October 5, 2004 and may be redeemed by AdStar commencing on April 3, 2000 if the bid price of the common stock on each of ten consecutive days is greater than or equal to $10.33 and AdStar provides 30 days prior written notice of redemption.